

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Jeffrey Williams
Chief Executive Officer
America's Car-Mart, Inc.
1805 North 2nd Street, Suite 401
Rogers, Arkansas 72756

> **Re: America's Car-Mart, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2020**
> **Filed June 24, 2020**
> **File No. 0-14939**

Dear Mr. Williams:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Vickie Judy